Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,				Three Months Ended March 31, 2016
	2012	2013	2014	2015
(in thousands)
Earnings
Loss before income tax	$(18,805)	$(25,652)	$(30,202)	$(66,265)	$(8,954)
Fixed charges	77	151	369	3,333	838

Earnings available for fixed charges	(18,728)	(25,501)	(29,833)	(62,932)	(8,116)

Fixed Charges
Interest	$—	$—	$121	$2,332	$581
Amortization of debt issuance costs and discount	—	—	36	400	61
Interest component of rent expense (1)	77	151	212	601	196

Total fixed charges	77	151	369	3,333	838

Deficiency of earnings available to cover fixed charges (2)	$(18,805)	$(25,652)	$(30,202)	$(66,265)	$(8,954)

(1)	Represents the portion of rental expense from operating lease that is estimated by us to be representative of interest.
(2)	For the periods indicated above, we have no outstanding shares of preferred stock with required dividend payments. Therefore, the deficiency of earnings to combined fixed charges and preferred stock dividends are identical to the deficiency presented in the tables above.